FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 29 April, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 29 April 2020
Result of AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2020 Annual General Meeting. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC:
Nils Andersen, Laura Cha, Vittorio Colao, Judith Hartmann, Alan Jope, Andrea Jung, Susan Kilsby, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, John Rishton and Feike Sijbesma.

Marijn Dekkers will retire as a Non-Executive Director at the close of the Unilever N.V. AGM on 30 April 2020.

POLL RESULTS - ANNUAL GENERAL MEETING 29 APRIL 2020

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2019	882,934,344	99.75	2,171,568	0.25	885,105,912	75.75%	880,468
2. To approve the Directors' Remuneration Report	833,921,248	95.51	39,227,970	4.49	873,149,218	74.72%	12,833,255
3. To re-elect Mr N Andersen as a Director	859,927,272	97.89	18,579,693	2.11	878,506,965	75.18%	7,476,315
4. To re-elect Mrs L Cha as a Director	883,816,044	99.82	1,604,016	0.18	885,420,060	75.77%	566,664
5. To re-elect Mr V Colao as a Director	869,342,994	98.19	16,038,656	1.81	885,381,650	75.77%	605,074
6. To re-elect Dr J Hartmann as a Director	845,437,246	96.01	35,134,063	3.99	880,571,309	75.36%	5,415,414
7. To re-elect Mr A Jope as a Director	884,343,427	99.92	700,141	0.08	885,043,568	75.74%	932,632
8. To re-elect Ms A Jung as a Director	866,572,845	97.91	18,459,496	2.09	885,032,341	75.74%	954,383
9. To re-elect Ms S Kilsby as a Director	882,196,487	99.64	3,217,932	0.36	885,414,419	75.77%	572,305
10. To re-elect Mr S Masiyiwa as a Director	884,487,385	99.90	885,538	0.10	885,372,923	75.77%	613,801
11. To re-elect Professor Y Moon as a Director	884,364,266	99.88	1,024,335	0.12	885,388,601	75.77%	596,123
12. To re-elect Mr G Pitkethly as a Director	877,437,680	99.10	7,931,475	0.90	885,369,155	75.77%	615,569
13. To re-elect Mr J Rishton as a Director	879,757,072	99.37	5,595,463	0.63	885,352,535	75.77%	632,189
14. To re-elect Mr F Sijbesma as a Director	882,431,804	99.67	2,913,908	0.33	885,345,712	75.77%	633,555
15. To reappoint KPMG LLP as Auditors of the Company	880,177,942	99.93	643,801	0.07	880,821,743	75.38%	5,162,981
16. To authorise the Directors to fix the remuneration of the Auditor	879,446,646	99.33	5,924,244	0.67	885,370,890	75.77%	611,350
17. To authorise Political Donations and Expenditure	859,159,366	97.06	26,011,156	2.94	885,170,522	75.75%	804,577
18. To renew the authority to Directors to issue shares	869,530,499	98.22	15,780,479	1.78	885,310,978	75.76%	673,054
19. To renew the authority to Directors to disapply pre-emption rights	882,317,117	99.68	2,852,116	0.32	885,169,233	75.75%	817,490
20. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	876,179,553	98.97	9,076,664	1.03	885,256,217	75.76%	730,180
21. To renew the authority to the Company to purchase its own shares	874,752,481	98.84	10,297,470	1.16	885,049,951	75.74%	936,366
22. To shorten the Notice period for General Meetings	829,246,316	93.67	56,059,572	6.33	885,305,888	75.76%	679,914

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.
- The total number of Unilever PLC Ordinary shares with voting rights in issue at 2.30pm on Wednesday 29 April 2020 was 1,168,530,650. Unilever PLC does not hold any shares in treasury.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.  A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

29 April 2020

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.